Exhibit 99.1
CRESCENT POINT ENERGY CONFIRMS
MARCH 2014 DIVIDEND

March 17, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) confirms that the cash dividend to be paid on April 15, 2014 in respect of March 2014 production, for shareholders of record on March 31, 2014 will be CDN $0.23 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes.

Crescent Point Energy Corp. is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:
Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111 - 5th Avenue S.W.
Calgary, AB., T2P 3Y6